इंडियन ऑयल कॉर्पोरेशन लिमिटेड

रजिस्टर्ड ऑफिस : इंडियन ऑयल भवन,
जी-९, अली यावर जंग मार्ग, बांद्रा (पूर्व), मुंबई - ४०० ०५१. भारत

Indian Oil Corporation Limited

Regd. Office : Indian Oil Bhavan,
G-9, Ali Yavar Jung Marg, Bandra (East), Mumbai - 400 051.
Tele. & Fax : 644 38 80

Indian Oil

73

File No. **82-4894**

Secl/1

02042999

31st July, 2002

The US Securities & Exchange Commission,
450, 5th Street, N.W.,
Washington D.C. 20549,
USA.

SUPPL

02 AUG -2 AM 9:55

Dear Sir,

Sub : Unaudited financial results for the first quarter ended 30th June, 2002.

We enclose herewith at **Annexure-I**, a statement in the prescribed format showing the Unaudited Financial Results (Provisional) for the first quarter ended 30th June, 2002.

The above results have been taken on record by the Board of Directors at its meeting held today, 31st July, 2002 at New Delhi. The results are also being published in leading national newspapers of all India coverage .

Thanking you,

Yours faithfully,
For INDIAN OIL CORPORATION LIMITED

(R. NARAYANAN)
COMPANY SECRETARY

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

Encl : As above

INDIAN OIL CORPORATION LIMITED
Regd. Office : Indian Oil Bhavan, G-9, Ali Yavar Jung Marg,
Bandra (East), MUMBAI-400 051

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE QUARTER ENDED 30TH JUNE, 2002

(Rs. Lakhs)

		QUARTER ENDED 30.06.2002	QUARTER ENDED 30.06.2001	PREVIOUS ACCOUNTING YEAR ENDED 31.03.2002 (AUDITED)
I. FINANCIAL:				
1.	Gross Turnover	2793982.15	3050884.51	11503926.86
2.	Income from Sales and Operations	2836952.50	3007638.37	11490011.39
3.	Other Income	20607.06	20860.90	118111.13
4.	Total Expenditure			
	a) (Increase)/Decrease in Stocks	(71802.09)	20444.10	36187.92
	b) Purchase of Products and Crude for resale	1284829.73	1573441.22	5650741.56
	c) Consumption of Raw Materials	884872.16	748737.46	2902025.91
	d) Duties	390198.10	334362.33	1372074.05
	e) Staff Cost	34261.92	34473.35	154569.18
	f) Other Expenditure	178147.04	181733.32	739166.72
		2700506.86	2893191.78	10854765.34
5.	Interest	22005.47	41348.40	154191.67
6.	Gross Profit after Interest but before Depreciation and Taxation (2+3-4-5)	135047.23	93959.18	599175.51
7.	Depreciation	39651.38	35351.85	139235.26
8.	Profit Before Tax (6-7)	95395.85	58607.33	459940.25
9.	Provision for Taxation (Net)			
	- Current Tax	24291.00	3163.00	99702.00
	- Deferred Tax	8606.00	0.00	71772.20
10.	Net Profit (8-9)	62498.85	55444.33	288466.05
11.	Paid-up Equity Share Capital (Face Value - Rs. 10 each)	77867.39	77867.35	77867.39
12.	Reserves excluding revaluation reserves	-	-	1453235.48
13.	Earning per Share (Rs.) (Basic and Diluted)	8.03	7.12	37.05
14.	Aggregate of Non-Promoter Shareholding			
	a) Number of Shares	139956230	139956230	139956230
	b) Percentage of Shareholding (%)	17.97	17.97	17.97
II. PHYSICAL (IN MMT)				
15.	Product Sales	11.83	11.91	47.17
16.	Refineries Throughput	8.46	8.09	33.76
17.	Pipelines Throughput	9.72	9.85	40.36

NOTES :

A. THE AUDITED ACCOUNTS FOR THE YEAR ENDED 31ST MARCH, 2002 ARE SUBJECT TO REVIEW BY THE COMPTROLLER AND AUDITOR GENERAL OF INDIA UNDER SECTION 619(4) OF THE COMPANIES ACT, 1956.

B. THE ABOVE RESULTS HAVE BEEN TAKEN ON RECORD BY THE BOARD OF DIRECTORS AT THEIR MEETING HELD ON JULY 31, 2002

C. DESPITE INCREASE IN THE INTERNATIONAL PRICES, RETAIL PRICES OF MS/HSD HAVE NOT BEEN CORRESPONDINGLY REVISED DURING APRIL/MAY 2002, THEREBY AFFECTING THE MARKETING MARGINS.

D. SUBSIDY FOR SKO (PDS) AND LPG (DOMESTIC) AMOUNTING TO Rs.41,140 LAKHS FOR THE PERIOD APRIL AND MAY 2002 HAS BEEN CONSIDERED ON "ON ACCOUNT" BASIS IN LINE WITH THE INSTRUCTIONS RECEIVED FROM THE GOVERNMENT.

E. FIGURES HAVE BEEN REGROUPED WHEREVER NECESSARY.

SEGMENT-WISE RESULTS

(Rs. Lakhs)

		QUARTER ENDED	
		30.06.2002	30.06.2001
1.	SEGMENT REVENUE *		
	a) SALE OF IMPORTED CRUDE OIL	234771.52	517359.46
	b) SALE OF PETROLEUM PRODUCTS	2606553.75	2491159.94
	TOTAL	2841325.27	3008519.40
2	SEGMENT RESULTS:		
	a) PROFIT BEFORE TAX, INTEREST INCOME INTEREST EXP. AND DIVIDEND FROM EACH SEGMENT		
	i) SALE OF IMPORTED CRUDE OIL	86.76	29.54
	ii) SALE OF PETROLEUM PRODUCTS	105546.81	85508.18
	Sub-total of (a)	105633.57	85537.72
	b) INTEREST EXPENDITURE	22005.47	41348.40
	c) OTHER UN-ALLOCABLE EXPENDITURE NET OF UN-ALLOCABLE INCOME	(11767.75)	(14318.01)
	PROFIT BEFORE TAX (a - b - c)	95395.85	58507.33
3.	CAPITAL EMPLOYED: (SEGMENT ASSETS - SEGMENT LIABILITIES)		
	a) SALE OF IMPORTED CRUDE OIL	24087.77	58378.26
	b) SALE OF PETROLEUM PRODUCTS	840624.75	1190874.52
	c) OTHERS (CORPORATE)	728870.44	403271.74
	TOTAL	1593582.96	1652524.52

* SEGMENT REVENUE COMPRISES OF TURNOVER, NET CLAIM/(SURRENDER) TO OIL INDUSTRY POOL ACCOUNT AND OTHER INCOME (EXCLUDING INTEREST INCOME & DIVIDEND INCOME)

BY ORDER OF THE BOARD

(P. SUGAVANAM)
DIRECTOR (FINANCE)

PLACE: NEW DELHI
DATED: JULY 31, 2002